FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the date of April 16, 2008

000-51643

(Commission File Number)

PIXELPLUS CO., LTD.

(Translation of registrant’s name into English)

6th Floor, Gyeonggi R&DB Center

906-5 Iui-dong, Yeongtong-gu, Suwon-si

Gyeonggi-do, 443-766, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  |X|    Form 40-F  |  |

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(1);  |  |

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7);  |  |

Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  |  |    No  |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press release dated April 15, 2008 announcing Pixelplus’ tentative settlement of shareholder class action lawsuit.

Exhibit 99.1

Pixelplus Announces Tentative Settlement of Shareholder Class Action Lawsuit

Press Release

SEOUL, South Korea, April 15, 2008 — Pixelplus Co., Ltd. (NASDAQ: PXPLD), a fabless semiconductor company in Korea that designs, develops, and markets CMOS image sensors for various consumer electronics applications, today announced that it reached a tentative settlement to resolve the consolidated shareholder class action lawsuit against the Company and certain current and former directors and officers in the United States District Court for the Southern District of New York filed in April 2006.

Under the terms of the tentative settlement, Pixelplus continues to dispute the merits of the lawsuit, but has approved a compromise payment of US$1.0 million. The settlement provides a dismissal with prejudice of the lawsuit and full releases for the Company and the named officers and directors from all allegations made in the lawsuit. The settlement further provides no presumption or admission of fault, liability or wrongdoing by the Company or the directors or officers. The compromise payment will be funded by the Company’s directors and officers liability insurance. Given available insurance and other factors, the Company presently believes this compromise payment will not have a material impact on Pixelplus’ financial position or results of operations.

“We are satisfied that is a fair settlement and believe it is in the best interests of Pixelplus and its shareholders, as the settlement will allow us to avoid further prolonged litigation, expense, and distraction. Given this major accomplishment, we are eager to move the Company forward and focus all of our energies on executing our strategy of technology innovation and leadership and of returning to profitability to build shareholder confidence and value,” said Dr. S.K. Lee, Founder and Chief Executive Officer of Pixelplus.

The terms of the settlement are subject to preliminary and final Court approval and notice to class members. The Company expects the Court to issue an order granting preliminary approval of the settlement in due course.

About Pixelplus Co., Ltd.

Pixelplus is a South Korea-based developer of high-performance, high-resolution, and cost-effective CMOS image sensors for use primarily in mobile camera phones. In addition to mobile phones, Pixelplus provides CMOS image sensors and SoC solutions for use in webcams and notebook embedded cameras, toys and games, and security and surveillance system applications.

As a fabless semiconductor company, Pixelplus is focused on creating proprietary design technologies to develop CMOS image sensors with sharp, colorful and enhanced image quality, size efficiency, and low power consumption.

Forward Looking Statement

This press release contains certain statements that are not historical in nature but are “forward-looking statements” within the meaning of the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project,” or “continue” or the negative of such words or other similar words. Pixelplus cautions readers that forward-looking statements are based on the Company’s current expectations, estimates and assumptions about our company and our industry, and are subject to a number of risks and uncertainties, including, but not limited to, securing preliminary and/or final court approval of the tentative settlement. Actual results may differ materially from those contained in such forward-looking statements. Investors are directed to Pixelplus’ reports and documents filed from time to time with the U.S. Securities and Exchange Commission for a description of various factors that should be considered before investing in Pixelplus’ securities. These factors may cause Pixelplus’ results to differ materially from the forward-looking statements made in this release. The forward-looking statements speak only as of the date of this press release and Pixelplus assumes no duty or obligation to update them to reflect new, changing, or unanticipated events or circumstances.

Contact:

Shane Y. Hong

Pixelplus Co., Ltd.

6th Floor, Gyeonggi R&DB Center

906-5 Iui-dong, Yeongtong-gu

Suwon-si, Gyeonggi-do, 443-766

Republic of Korea

+82-31-888-5300

OR

Taylor Rafferty:

London – Emilia Whitbread at +44 (0) 20 7614 2900

New York – Allon Bloch at +1 212 889 4350

Tokyo – Jason Wagers at +81 (0) 3 3221 9513

E-mail pixelplus@taylor-rafferty.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Pixelplus Co., Ltd.

By:	/s/ Hoang Taig Choi
Name:	Hoang Taig Choi
Title:	Chief Financial Officer

April 16, 2008